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Exhibit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release

BIOVAIL SHAREHOLDERS CONFIRM ELECTION OF COMPANY BOARD NOMINEES

TORONTO, Canada, August 8, 2008 — Biovail Corporation (NYSE, TSX: BVF) announced that, at today's Reconvened Annual Meeting of Shareholders, shareholders voted overwhelmingly to elect the Biovail nominees to the Board of Directors.

Biovail reported that more than 121 million shares were represented in person or by proxy at the meeting, reflecting a total voter turnout of more than 75% of all outstanding shares.

A total of 80.5 million shares were voted in favour of Biovail's nominees to the Board of Directors, an increase of more than 25 million shares over the approximately 55 million shares which were voted in favour of the Biovail nominees at the June 25th adjourned meeting.

Dr. Douglas Squires, Chairman of the Board said: "We are pleased with today's results and we look forward to moving forward with our New Strategic Focus. Shareholders were presented with a clear choice — and they have delivered a clear decision. The fact that our Reconvened Meeting had total voter turnout of over 75% means that shareholders have provided the new Board with a very strong mandate and a clear direction forward for Biovail."

The new Biovail Board comprises: Serge Gouin, David Laidley, Spencer Lanthier, Mark Parrish, Robert Power, Lloyd Segal, Laurence Paul, Michael Van Every, Douglas Squires and Bill Wells.

Bill Wells, Chief Executive Officer, stated: "We are fully focused on implementing our new strategy for the benefit of all shareholders. All of the employees and the Board are energized and moving forward with our New Strategic Focus."

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets.

For more information about Biovail, visit the Company's Web site at www.biovail.com. For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

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  Exhibit 99.1
BIOVAIL SHAREHOLDERS CONFIRM ELECTION OF COMPANY BOARD NOMINEES